Exhibit 99.5
ParcelPal Logistics Inc. Reports All-Time Record Results Since Inception and Third Quarter 2023 Results Highlighted by a Company-Wide Near Breakeven Bottom Line, Record Margins and Record Revenue
Vancouver, British Columbia – November 30, 2023 – ParcelPal Logistics Inc. (the “Company” or “ParcelPal”), (OTCQB:PTNYF) (CSE:PKG) (FSE:PT0A) is pleased to announce its record Q3 2023 financial results highlighted by revenue growth of 39% (to approximately $3.7M), continued record gross margins of 39.6% and a 91% decrease in net loss (from $1.2M in Q3 2022 to $103K in Q3 2023).  It is important to note that this was our largest Q3 of gross revenue (and an all-time record since inception for the Company with the previous high being Q4 2022, which was $3.4M).  It is very possible that with the additional operational efficiencies we have been implementing that the fourth quarter of 2023 will be fully profitable.  Simply, this is substantial and very positive operational progress and the best quarter all around in the history of ParcelPal.  Additionally, we reported that October was profitable for the Company and we will be providing an update on our November financial results soon.
Overview
In Q3 2023, the Company achieved its largest quarter of revenue ever, which was driven by revenue growth of 40% to approximately $3.7 million (up from $2.6 million in Q3 2022).  Our gross margins for Q3 were a record 39.6% (compared to 12.0% in Q3 2022).  Additionally, the Company had a net loss of only $103,685 compared to Q3 2022 which was $1,192,589 (a 91% decrease in net loss). It is important to note that approximately $332K of non-cash related items, such as amortization and foreign exchange expense drove the small net loss in Q3 2023.
We are very pleased with the positive trends in our business operations, which are now primarily in the United States.  As previously reported, our U.S. operations became profitable beginning in June 2023, and which continue to be profitable.
Our revenue growth and continued record margins are, in large measure, driven by our expansion into the United States, which is the world’s largest consumer market, combined with improved operating efficiencies.

ParcelPal’s CEO Rich Wheeless stated:  "We just had an all-time record quarter all around which I could not be prouder of.  The business side of the Company has never been in a better position than it has been under my tenure, despite what has been a volatile economy and market conditions.  We hit another major milestone with the United States side being fully net profitable for back-to-back quarters across all divisions for the first time in the history of the Company, which we believe will continue moving forward.  I also note that we, as a publicly traded company, have been operating in an extremely challenging stock market for small and microcap stocks. These broader market conditions have negatively affected our stock price, and the intrinsic market value of our Company has not been recognized.  We fully intend to bring this positive growth and expansion story more fully to the market to attain greater shareholder value.  Despite these headwinds, we have expanded geographically and achieved record growth and I am extremely excited about the additional opportunities that are in front of us, which I believe will allow us to continually expand the business on a profitable basis.  Additionally, I am going to focus resources on additional business opportunities that will allow us to scale faster into new markets and with a lower capital cost as well.”
Q3 2023 Financial Highlights:
September 30, 2023, compared to September 30, 2022 - Financial Highlights:
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Record revenue in Q3 2023 and growth of 39.1% to $3,644,712 (up from $2,620,506 in Q3 2022). This represents the Company’s largest revenue quarter since inception (Q4 2022 of $3.4M was the previous largest revenue quarter ever).

•	Record gross margins in Q3 2023 of 39.6% (up from 12.0% in Q3 2022).

•	Professional fees decreased to $94,162 (Q3 2022 - $195,130) due to lower legal and accounting fees in Q3 2023.

•	Marketing and promotion increased to $149,107 in Q2 2023 (Q3 2022 - $49,705) as the Company is working to tell the story and get it in front of new eyes.

•	Office and miscellaneous expenses increased to $921,822 (Q3 2022 - $334,485) related to the increased growth and consolidated operations of Trucking and ParcelPal USA.

•	Cash of $282,234 at September 30, 2023, compared to $76,661 at December 31, 2022, and vehicles and right-of-use assets of $408,662 compared to $507,669 at December 31, 2022.

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During the quarter ended September 30, 2023, the Company’s U.S. Operations continued to be net positive, and the Company’s overall (including now closed Canadian operations) net loss was only $103,685 (compared to $1,192,589 in Q3 2022).

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Net cash flows provided by operating activities was $277K for the nine months ended September 30, 2023, versus net cash flows used in operating activities of $1.2M for the nine months ended September 30, 2022.

Subsequent to the period ended September 30, 2023, a few notable events occurred, including:
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On October 17, 2023, the Company announced it will be shifting a significant amount of its focus and resources on its growing U.S. operations, with the focus to enter into new profitable contracts primarily/solely in the United States and shedding any money losing business units and/or contracts immediately.  To this end, we have terminated our largest Canadian contract on a mutually agreeable basis with our customer.

•
On November 7, 2023, the Company announced that it had another month of operating profitability (approximately $50K USD) in its U.S. business led by a record 28% gross margin for the month of October 2023. This was driven by more profitable business with our second largest customer.

•
On November 14, 2023, the Company announced that it has extended its contract with its second largest customer for at least another year. This customer accounts for approximately 20% of the Company's topline revenue and is growing with us. Additionally, the terms of the renewed contract are more favorable for ParcelPal with increasing rates on deliveries and higher package counts.

Outlook
The Company's strategic priorities for the remainder of fiscal 2023 include:
•	Continued improvement in operating performance, and continued development and reintroduction of our new and improved technology platform.

•	Building an exceptional and world-class brand with a focus on signing additional quality partners.

•	Using data, technology, and inbound selling to ramp up sales and revenue generation.
•	Seeking synergistic and/or other business opportunities that diversify the company’s revenue sources both for topline revenue growth, and on a profitable basis.

•	Continued expansion into large markets in the United States and further expanding throughout the global markets, including with new higher margin customer contracts and/or additional regions.

The Company's complete quarterly financial results are available in its unaudited Financial Statements and Management's Discussion and Analysis for the quarter ended September 30, 2023, each of which have been filed with Canadian and United States securities regulatory agencies, and can be found respectively at www.sedarplus.ca and www.sec.gov.
The company looks forward to providing additional material updates in the coming weeks.
About ParcelPal Logistics Inc.
ParcelPal is a Vancouver, British Columbia company that specializes in last-mile delivery service and logistics solutions. We are a customer-driven, courier and logistics company connecting people and businesses through our network of couriers.  Some of our verticals include pharmacy & health, meal kit deliveries, retail, groceries and more.
ParcelPal Website: www.parcelpal.com
Neither the Canadian Securities Exchange (“CSE”), the Securities and Exchange Commission nor any other securities regulatory authority has reviewed or accepts responsibility for the adequacy or accuracy of this news release that has been prepared by management.
OTCQB – Symbol: PTNYF
CSE – Symbol: PKG
FSE – Symbol: PT0A
Contact Information
Investor Contact
investors@parcelpal.com
T: (587) 883-9811
Company Contact
Rick Underhill, Director of Investor Relations
ParcelPal Logistics Inc.
investors@parcelpal.com
T: (587) 883-9811

Forward-Looking Information
This release includes certain statements and information that may constitute forward-looking information within the meaning of applicable Canadian securities laws. All statements in this news release, other than statements of historical facts, including statements regarding future estimates, plans, objectives, timing, assumptions or expectations of future performance. Generally, forward-looking statements and information can be identified by the use of forward-looking terminology such as “intends” or “anticipates”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should” or “would” occur. Forward-looking statements are based on certain material assumptions and analysis made by the Company and the opinions and estimates of management as of the date of this press release. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements or forward-looking information. Important factors that may cause actual results to vary, include, without limitation: general business, economic and social uncertainties; litigation, legislative, environmental, and other judicial, regulatory, political, and competitive developments; and other risks outside of the Company’s control.
Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. These forward-looking statements are made as of the date of this news release and, unless required by applicable law, the Company assumes no obligation to update these forward-looking statements.